One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com
STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 6, 2021

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re:  Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. DiAngelo Fettig:

This letter responds to comments you provided telephonically to Antonio Fraone and me of Dechert LLP on Wednesday, July 7, 2021, with respect to your review pursuant to the Sarbanes Oxley Act of 2002 of the annual reports filed on Form N-CSR and certain other filings for the Registrant (each, a “Fund”), relating to the fiscal year ended December 31, 2020. We have reproduced your comments below, followed by the Registrant’s responses.

1.  Comment:       In the Registrant’s Form N-CEN filed for the period ending December 31, 2020, under Item C.8.c for each Fund, please confirm that fees waived in connection with a Fund’s expense limitation agreement are subject to recoupment as indicated by each Fund’s response to this Item. We note that there is no related disclosure in the Registrant’s financial statements.

Response:       The Registrant confirms that fees waived in connection with each Fund’s expense limitation agreement are not subject to recoupment. The Registrant will provide the correct response in future filings.

2.  Comment: In connection with the Registrant’s Form N-CEN filed for the period ending December 31, 2020, please explain why the net income from securities lending included in the response to Item C.6.g for the Select Equity Fund and International Fund does not agree with the figures included in the Statement of Operations.

Response:       The Registrant notes that the Statement of Operations reflects net income based on the amount collected during the fiscal year, while the Form N-CEN reflects net income earned (but not necessarily collected) during the fiscal year. The Registrant will

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align future N-CEN Item C.6.g responses with the figures included in the related Form N-CSR filing.

3.  Comment:       On the Statement of Operations included in Form N-CSR, total expenses should be shown, then voluntary waivers, followed by net expenses. We note that this comment has been reissued and was originally responded to on June 16, 2010.

Response:       The Registrant will use this format in its Statement of Operations going forward.

4.  Comment:       Please include language in the footnotes describing the fact that the fees and expenses of acquired funds are excluded from voluntary waivers in the Registrant’s Form N-CSR financial statements. We note that this comment has been reissued and was originally responded to on June 16, 2010.

Response:       The Registrant will include such language in future financial statements and the resulting filings on Form N-CSR.

5.  Comment:       For each Fund that has short term investments in money market funds listed under its Schedule of Investments, please disclose the class of shares held in those money market funds in future filings.

Response:       The Registrant will disclose the class of shares held by the Funds in money market funds in future filings.

6.  Comment:       The International Fund discloses foreign capital gains tax payable under its Statement of Assets and Liabilities. In future filings, please describe the accounting policy for foreign capital gains taxes.

Response:       The Registrant will include a description of the accounting policy for foreign capital gains taxes in future filings.

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7.  Comment:       The Staff notes the Funds’ unitary fee structure. Please confirm that the Funds’ investment adviser is current with payments to service providers.

Response:       The Registrant confirms that Clearwater Management Co., Inc., the Funds’ investment adviser (the “Adviser”), is currently up to date on payment of Fund expenses for which invoices have been received.

8.  Comment:       In future filings in the Notes to Financial Statements under Note 7: Expenses and Related-Party Transactions, please disclose how often the management fees are paid. In addition, please confirm if the Registrant’s multi-manager order contains aggregate fee disclosure relief and, if not, disclose the fee rates paid to each subadviser. The Staff refers the Registrant to the AICPA Investment Companies Expert Panel January 21, 2020 Conference Call Highlights (“AICPA Panel Call”).

Response:       The management fees are calculated and accrued daily as a percentage of each Fund’s daily net assets, and are paid quarterly. The Registrant will include this management fee information in future filings. With respect to subadvisory fees, the Registrant notes that the subadvisory fees are paid by the Adviser, not the Funds. Therefore, the subadvisory fee payments are not related party transactions for financial reporting purposes. The Registrant further notes that its shareholder report disclosure is consistent with the approach taken in its registration statement and, as such, is consistent with the position discussed during the AICPA Panel Call. While the Registrant’s multi-manager order does not provide aggregate fee disclosure relief, the Registrant notes that Item 19(a)(3) of Form N-1A, by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added). As noted, the subadvisers are paid by the Adviser, and thus the subadvisory fees are not paid by the Funds. Accordingly, based on a plain reading of Form N-1A, disclosure of the subadvisory fee rate is not required. For this reason, the Registrant respectfully declines to disclose the fee rates paid to each subadviser.

9.  Comment:       In the Registrant’s “Approval of Investment Management and Subadvisory Agreements” disclosure, please provide additional detail in future filings such as specific considerations with respect to performance and comparative fees that led to the renewal of the agreements.

Response:       The Registrant will include additional detail in future filings.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc: Jason K. Mitchell, Clearwater Investment Trust